Dreyfus Premier Growth and Income Fund
Statement of Investments
June 30, 2005 (Unaudited)

Common Stock-99.2%	Shares		Value($)
Consumer Discretionary-10.8%			
Advance Auto Parts	7,300	a	471,215
Carnival	8,300		452,765
Disney (Walt)	19,700		496,046
Dollar General	18,800		382,768
Federated Department Stores	4,100		300,448
Hilton Hotels	23,100		550,935
Home Depot	11,200		435,680
News, Cl. A	30,500		493,490
Target	6,000		326,460
			3,909,807
Consumer Staples-9.9%			
Altria Group	11,800		762,988
CVS	16,200		470,934
Estee Lauder Cos., Cl. A	7,900		309,127
PepsiCo	14,800		798,164
Procter & Gamble	13,100		691,025
Wal-Mart Stores	11,400		549,480
			3,581,718
Energy-8.9%			
Anadarko Petroleum	4,200		345,030
ChevronTexaco	16,000		894,720
ConocoPhillips	6,700		385,183
Exxon Mobil	27,800		1,597,666
			3,222,599
Financial-20.1%			
American Express	20,500		1,091,215
Bank of America	25,900		1,181,299
Capital One Financial	3,300		264,033
Citigroup	26,900		1,243,587
Countrywide Financial	16,300		629,343
Fidelity National Financial	14,300		510,367
Goldman Sachs Group	6,800		693,736
J.P. Morgan Chase & Co.	16,500		582,780
Merrill Lynch	7,500		412,575
Radian Group	13,600		642,192
			7,251,127
Health Care-13.3%			
Alcon	6,100		667,035
Caremark Rx	7,900	a	351,708
Fisher Scientific International	6,600	a	428,340
Genzyme	9,600	a	576,864
Johnson & Johnson	13,700		890,500

Novartis, ADR	15,200		721,088
Pfizer	14,200		391,636
WellPoint	5,300	a	369,092
Wyeth	9,400		418,300
			4,814,563
Industrials-11.4%			
Burlington Northern Santa Fe	14,500		682,660
Caterpillar	4,500		428,895
Danaher	9,100		476,294
Emerson Electric	4,300		269,309
General Electric	42,300		1,465,695
3M	2,400		173,520
Tyco International	20,800		607,360
			4,103,733
Information Technology-15.3%			
Altera	9,400	a	186,308
Amdocs	6,100	a	161,223
Cisco Systems	22,100	a	422,331
EMC	47,000	a	644,370
Intel	20,700		539,442
International Business Machines	12,700		942,340
Microsoft	25,300		628,452
Motorola	33,200		606,232
National Semiconductor	9,400		207,082
Texas Instruments	16,000		449,120
VeriSign	11,700	a	336,492
Yahoo!	12,300	a	426,195
			5,549,587
Materials-3.2%			
Air Products & Chemicals	9,900		596,970
du Pont EI de Nemours	12,700		546,227
			1,143,197
Telecommunication Services-3.1%			
SBC Communications	21,900		520,125
Verizon Communications	17,600		608,080
			1,128,205
Utilities-3.2%			
Consolidated Edison	4,500	b	210,780
PG&E	5,300		198,962
Sempra Energy	6,900		285,039
Southern	13,400		464,578
			1,159,359
Total Common Stocks			
(cost $31,859,387)			**35,863,895**
Other Investment-1.1%	Shares		Value($)

Registered Investment Company:
Dreyfus Institutional Preferred Plus Money Market Fund

(cost $410,000)	410,000 c	**410,000**

Investment Of Cash Collateral		
for Securities Loaned-.6%	Shares	Value($)
Registered Investment Company:		
Dreyfus Institutional Cash Advantage Plus Money Market Fund	216,000 c	**216,000**
(cost $216,000)		
Total Investments(cost $32,485,387)	100.9%	**36,489,895**
Liabilities, Less Cash and Receivables	(.9%)	**(339,584)**
Net Assets	100.0%	**36,150,311**

ADR -- American Depository Receipts

a Non-income producing

b All or a portion of these securities are on loan. At June 30, 2005, the total market value of the fund's securities on loan
  is $210,780 and the total market value of the collateral held by fund is $216,000.

c Investments in affiliated money market fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference in the
  annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.